SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
under Section 14(d)(4) of the
Securities Exchange Act of 1934

Maxus Real Property Investors-Four, L.P.
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(Name of Subject Company)

Maxus Real Property Investors-Four, L.P.
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(Names of Person Filing Statements)
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Limited Partnership Units
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(Title of Class of Securities)

None
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(CUSIP Number of Class of Securities)

Maxus Real Property Investors-Four, L.P.
Attn: Christine A. Robinson
104 Armour Road
North Kansas City, Missouri 64116
(816) 303-4500
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(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of
Filing Person)

Copy to:

Scott M. Herpich, Esq.
Lathrop & Gage L.C.
2345 Grand Boulevard, Suite 2400
Kansas City, Missouri 64108-2684
(816) 460-5806

[ ]	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

         The name of the subject company is Maxus Real Property Investors-Four, L.P. (the “Partnership”). The principal executive offices of the Partnership are located at 104 Armour Road, North Kansas City, Missouri 64116. The telephone number for the Partnership at its principal executive offices is 816-303-4500. The general partner of the Partnership is Maxus Capital Corporation (the “General Partner”).

         The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Partnership’s units of limited partnership interests (the “Units”). As of March 31, 2004, there were a total of 11,371 outstanding Units.

Item 2. Identity and Background of Filing Person.

         The filing person is the subject company. The principal executive offices and telephone number of the Partnership are set forth in response to Item 1 of this Statement.

         This Statement relates to the tender offer by Everest Properties II, LLC, a California limited liability company (the “Purchaser”), disclosed in a Tender Offer Statement on a Schedule TO dated March 29, 2004, to purchase 570 Units for cash at a price equal to $500 per Unit, reduced by the amount of distributions that may be made by the Partnership after the date of the Purchaser’s offer and any transfer fee imposed by the Partnership for each transfer, tendered on or before 5:00 p.m., Los Angeles time, on Tuesday, April 27, 2004, and upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated March 29, 2004 (the “Offer to Purchase”).

         Based on the information in the Schedule TO, the address of the Purchaser is 155 North Lake Avenue, Suite 100, Pasadena, California 91101.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

         There is no material agreement, arrangement or understanding, or any actual or potential conflict of interest between: (i) the Partnership and the General Partner or any of the General Partner’s executive officers, directors or affiliates; (ii) the Partnership and the Purchaser or any of its executive officers, directors or affiliates or (iii) the General Partner and the Purchaser or any of its executive officers, directors or affiliates, except as described below.

         Effective November 10, 1999, Maxus Properties, Inc. (“Maxus”), an affiliate of the managing General Partner, became the management company for the Partnership’s properties. Pursuant to a management contract with the Partnership,

Maxus is entitled to receive monthly compensation of five percent (5.0%) of the monthly gross receipts from the operation of Woodhollow Apartments, the Partnership’s sole remaining property, for property management and leasing services, plus reimbursement for administrative expenses. During the fiscal year ended November 30, 2003, the Partnership paid property management fees of $142,000 to Maxus.

         The General Partner is entitled to receive Partnership management fees as provided in the Partnership Agreement. Management fees of $40,000 were paid to the General Partner of the Partnership for the year ended November 30, 2003.

Item 4. The Solicitation or Recommendation

         (a)   Solicitation or Recommendation. The Partnership expresses no opinion and is remaining neutral toward the Purchaser’s tender offer.

         (b)   Reasons. Notwithstanding the Partnership’s decision to remain neutral toward the Purchaser’s tender offer, the Partnership believes it is important for unit holders to consider the following information in addition to the information set forth in the Offer to Purchase:

•	Pursuant to the Partnership’s limited partnership agreement, no limited partner may transfer less than five (5) Units (or two (2) Units in the case of an IRA), and no partial transfer may result in any limited partner holding less than five (5) Units (or two (2) Units in the case of an IRA) without the express written consent of the General Partner.

•	On November 25, 2003, the Partnership commenced an odd-lot offer to purchase up to 3,887 Units at $450 per Unit from limited partners holding 15 or fewer Units (the “Odd-Lot Offer”), which expired on December 26, 2003. In connection with the Odd-Lot Offer, the Partnership redeemed 90 Units.

•	The Units currently are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This means, among other things, that the Partnership is required to file periodic reports with the Securities and Exchange Commission (the “SEC”) and to comply with the SEC’s proxy and tender offer rules. The Partnership currently has 587 record holders of Units. If there is reduction in the number of record holders of 88 record holders or more in connection with the Purchaser’s tender offer or otherwise, the Partnership could apply to de-register the Units under the Exchange Act because the Units would be held by less than 500 record holders and the Partnership’s total assets have not exceeded $10,000,000 on the last day of each of the Partnership’s three most recent fiscal years. In such event, it is possible that the Partnership would determine it is in the best interest of the

Partnership to de-register the Units because it would reduce legal and accounting expenses of the Partnership, in which case the Partnership would no longer file periodic reports with the SEC. In such event, the Partnership would, however, continue to send limited partners annual reports and other reports required by the Partnership’s limited partnership agreement.

         (c)   Intent to Tender. Neither the Partnership nor the General Partner or, to the knowledge of the Partnership, any affiliate of the Partnership or the General Partner intends to tender to the Purchaser any Units that are held of record or beneficially by such person.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

         Neither the Partnership nor the General Partner nor any person acting on their behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to the limited partners on their behalf concerning the Offer to Purchase.

Item 6. Interest in Securities of the Subject Company.

         During the past sixty (60) days, the Partnership has redeemed ten (10) Units at $450 per Unit on February 3, 2004, pursuant to the Odd Lot Offer. An affiliate of the Partnership, Bond Purchase, L.L.C., purchased five (5) Units on March 4, 2004 for $500 per Unit in a private transaction. David L. Johnson, an officer and director of the General Partner owns 86% of the equity interests of Bond Purchase, L.L.C. No other transactions in the Units by the Partnership or any affiliates have occurred in the last sixty (60) days.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a)	The Partnership has not undertaken or engaged in any negotiations in response to the Offer to Purchase which relates to: (i) a tender offer or other acquisition of the Units by the Partnership or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; or (iii) a purchase, sale or transfer of a material amount of assets by the Partnership; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

(b)	There are no transactions, resolutions, agreements in principle or signed contracts in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in Item 7(a).

Item 8. Additional Information.

      None.

Item 9. Exhibits.

    (a)(1)   Letter from the Partnership to the Limited Partners, dated April 9, 2004

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 9, 2004	MAXUS REAL PROPERTY
INVESTORS-FOUR, L.P.,
a Missouri limited partnership

By:	Maxus Capital Corp,
General Partner

By:	/s/ Danley K. Sheldon
Name:	Danley K. Sheldon
Title:	President and Chief Executive Officer